Exhibit 12.1

The Hanover Insurance Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Including realized gains and losses

	Fiscal Years Ended December 31
	2014	2013	2012	2011	2010
Earnings before income taxes, minority interest,
extraordinary items and cumulative effect of accounting changes	378.0	329.1	28.7	21.6	205.6
Fixed charges:
Interest expense	65.2	65.3	61.9	55.0	44.3
Interest portion of rental expense	7.1	7.1	7.4	7.0	5.7
Total fixed charges	72.3	72.4	69.3	62.0	50.0
Earnings before income taxes, minority interest,
extraordinary items, cumulative effect of accounting changes and fixed charges	450.3	401.5	98.0	83.6	255.6
Ratio of earnings to fixed charges	6.228	5.546	1.414	1.348	5.112